United States securities and exchange commission logo





                          May 30, 2024

       Assaf Ran
       Chief Executive Officer
       Manhattan Bridge Capital, Inc.
       60 Cutter Mill Road
       Suite 205
       Great Neck, NY 11201

                                                        Re: Manhattan Bridge
Capital, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 22, 2024
                                                            File No. 333-279603

       Dear Assaf Ran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Howard E. Berkenblit,
Esq.